EXHIBIT 99.1

GOLD STANDARD VENTURES INTERSECTS 68.4m of 3.35 g Au/t and 164.6m of 2.26 g Au/t at the DARK STAR OXIDE GOLD DEPOSIT, CARLIN TREND NEVADA

Infill drilling continues to develop the high-grade, near-surface oxide gold deposit

December 7, 2017 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN:GSV) (“Gold Standard” or the “Company”) today announced results from four infill holes at the Dark Star oxide gold deposit on its 100%-owned/controlled Railroad Project in Nevada’s Carlin Trend. These drill holes are a portion of Gold Standard’s 2017 US$15.5 million program which includes up to 48,800 m of reverse-circulation (“RC”) and core drilling in 117 holes (see February 2, 2017 news release). These four holes are part of an infill drilling program designed to reduce drill spacing in critical portions of Dark Star to 30m. Recent results continue to confirm the resource block model and reduce risk associated with the project (please go to the following link - https://goldstandardv.com/lp/DS-dec2017-drill-maps/).

Infill core hole DS17-28 intersected 68.4m of 3.35 g Au/t approximately 70m north of DS17-20 (136.0m 2.67 g Au/t) and approximately 30m south of DS16-24 which intersected 97.3m of 3.34g Au/t (see news release dated April 18, 2017). These new results are expected to improve the grade of the current block model in this portion of Dark Star.

Jonathan Awde, CEO and Director of Gold Standard commented: “Infill drilling at Dark Star continues to return grades and thicknesses above our expectations based on the current resource model. This deposit is taking shape as a potentially exceptional economic opportunity. Drilling is still proceeding with five rigs working on Dark Star and several exploration targets throughout the Railroad Project. We are pressing to get as much done as possible while the weather permits and we are excited by the prospects for some of the new areas we are drilling for the first time.”

Key Highlights

•	In the northern portion of Dark Star, infill core hole DS17-28 intersected 68.4m of 3.35 g Au/t, including 2 higher-grade zones of 7.0m of 14.30 g Au/t and 6.0m of 10.30 g Au/t. Grade of the gold mineralization in DS17-28 appears to outperform the resource block model in this portion of the oxide deposit, and confirm the lateral continuity of a +1.0g Au/t gold zone located in the immediate hanging wall of the Ridgeline fault.

•	DS17-30 is a RC hole completed approximately 35m south of DS16-08 and 30m east of DS17-28. The hole intersected an a thick zone of 164.6m of 2.26 g Au/t, including three higher-grade zones of 16.8m of 4.12 g Au/t; 16.8m of 2.86 g Au/t and 36.6m of 3.51 g Au/t. Results confirm the block model grade estimates in this zone, but more importantly indicate a thicker mineralized interval than the resource block model predicted.

•	DS17-29 is a RC hole completed approximately 60m south of DS17-28 and 30m east of DS17-20 (136.0m of 2.67 g Au/t) (see news release dated November 7, 2017). The hole (DS17-29) intersected 118.9m of 1.27 g Au/t including three higher grade zones of 9.1m of 2.98 g Au/t, 4.6m of 4.36 g Au/t and 33.5m of 1.70 g Au/t. Results confirm the resource block model in this portion of the oxide deposit and importantly, extends the block model by approximately 20m at depth.

•	In the northern portion of Dark Star, infill RC hole DS17-27 intersected 118.9m of 0.69 g Au/t including 4.6m of 2.38 g Au/t and 6.1m of 1.75 g Au/t. This hole confirms the grade of the block model in this location. However, the hole was completed only to a depth of 182.9m and ended in 2.19 g Au/t. This intercept extends the zone estimated by the current block model by approximately 30m at depth.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS17-27	RC	090	-80	182.9	64.0-182.9	118.9	0.69
Including Including					85.3-89.9	4.6	2.38
					160.0-166.1	6.1	1.75
DS17-28	Core		-90	228.7	16.2-87.2	71.0	0.31
Including Also Including Also Including					117.3-185.8	68.4	3.35
					136.1-178.5	42.4	5.23
					137.8-144.8	7.0	14.30
					154.1-160.1	6.0	10.30
DS17-29	RC		-90	175.3	53.4-172.3	118.9	1.27
Including Including Including					54.9-64.0	9.1	2.98
					70.1-74.7	4.6	4.36
					97.6-131.1	33.5	1.70
DS17-30	RC		-90	225.6	48.8-213.4	164.6	2.26
Including Including Including					54.8-71.6	16.8	4.12
					97.5-114.3	16.8	2.86
					164.6-201.2	36.6	3.51

** Gold intervals reported in this table were calculated using a 0.20 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “These thick, high-grade oxide intercepts at Dark Star outperform the current resource model, adding grade and increasing thickness. Dark Star is a high quality, open-pit oxide deposit, and we are likely to find more as we continue to explore the same Penn.-Perm. host section and structural setting moving south on the large land package that we added this year.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one quarter was sent to the lab for analysis and the remaining material retained in the original core box. A blank or certified reference material was inserted approximately every tenth sample. The core and RC samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30 gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com